FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding connected transaction of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on June 29, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

CONNECTED TRANSACTION

Financial Adviser to the Company

On 29 June 2020, Shandong Company and Taishan Power signed the Transfer Agreement, pursuant to which Shandong Company proposes to acquire Taifeng Renewable Energy Interest held by Taishan Power at consideration of RMB228.42 million. Shandong Company will settle the consideration by way of cash with its own funds.

Shandong Company is a holding subsidiary of the Company. Taishan Power is a holding subsidiary of Huaneng E&C, a wholly-owned subsidiary of Huaneng Group. As at the date of publication of this announcement, the Company holds an 80% equity interest in Shandong Company. Through its wholly owned subsidiary, Huaneng E&C, Huaneng Group indirectly holds a 56.53% equity interest in Taishan Power. Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.59% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company and Taishan Power is an associate of Huaneng Group. Pursuant to the relevant requirements of the Hong Kong Listing Rules, the Transaction constitutes a connected transaction of the Company,

With respect to the Transaction, given the scale of the transaction amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong

Kong Listing Rules. The Transaction also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the transaction amount exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

I.	BACKGROUND

On 29 June 2020, Shandong Company and Taishan Power signed the Transfer Agreement, pursuant to which Shandong Company proposes to acquire Taifeng Renewable Energy Interest held by Taishan Power at consideration of RMB228.42 million. Shandong Company will settle the consideration by way of cash with its own funds.

II.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND TAISHAN POWER

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 107,049 MW and the equity-based generation capacity is 93,821 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Shandong Company is a holding subsidiary of the Company. Shandong Company is mainly engaged in the development, investment, construction, management of power (heat) projects, investment in coal, transportation and related industries; purchase and sale of electricity; thermal power technology consulting services.

Taishan Power is a holding subsidiary of Huaneng E&C, a wholly-owned subsidiary of Huaneng Group. Currently, it is mainly engaged in the development, investment and management of power and thermal projects through its subsidiaries; investment, development, construction and management of photovoltaic power generation projects; research and development, manufacturing and sales of optical fiber prefabrication and optical fibers; maintenance of houses and living facilities, cleaning, road freight transportation and other businesses.

As at the date of publication of this announcement, the Company holds an 80% equity interest in Shandong Company. Through its wholly owned subsidiary, Huaneng E&C, Huaneng Group indirectly holds a 56.53% equity interest in Taishan Power, and 43.47% equity interest is held by Tai’an Gotai Minan Investment Group (a third party independent of the Company and its connected persons). Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.59% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As at the date of the publication of this announcement, the relationship among the Company, Huaneng Group and Taishan Power is as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds an 100% interest in Pro-Power Investment Limited which in turn holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

**
Huaneng Group holds a 9.91% direct interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.59% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Therefore, under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company and Taishan Power is an associate of Huaneng Group. Pursuant to the relevant requirements of the Hong Kong Listing Rules, the Transaction constitutes a connected transaction of the Company, subject to the relevant disclosure and/or obtain approval from independent shareholders under the Hong Kong Listing Rules.

III.	TRANSFER AGREEMENT

The Transfer Agreement was approved at the meeting of the Board of the Company held on 29 June 2020. Major terms of the Transfer Agreement are as follows:

Parties:	Seller: Taishan Power

Buyer:  Shandong Company

Consideration:	Both parties agreed that the 82.23% equity interest in Taifeng Renewable Energy will be transferred by Taishan Power to Shandong Company at consideration of RMB228.42 million.

Method of payment:	The consideration shall be paid by Shandong Company by way of cash.

Payment schedule:
Both parties agreed that 90% of the consideration shall be paid by Shandong Company to Taishan Power by way of cash within 15 working days after signing of the Transfer Agreement. Shandong Company shall pay the remaining consideration to Taishan Power by way of cash within 3 working days from completion of the industrial and commercial change registration by Taifeng Renewable Energy.

Completion and transfer arrangement:
Both parties agreed that the date of payment of the first tranche of the consideration by Shandong Company shall be the completion date. Within 30 working days from the completion, Shandong Company shall procure Taishan Renewable Energy to complete the industrial and commercial change registration procedures relevant to the equity transfer under the Transfer Agreement, and Taishan Power shall provide necessary assistance and cooperation.

Effectiveness:	The Transfer Agreement shall become effective from the date of signing (with official seals) by the legal representative or authorised representative of Shandong Company and Taishan Power.

Transitional arrangement:	(1)	During the transitional period of the Transfer Agreement, Taishan Power has an obligation to upkeep the good management of Taifeng Renewable Energy and its assets. Taishan Power shall ensure and promote the normal operation of Taifeng Renewable Energy. During the transitional period, Taishan Power shall notify Shandong Company of any significant adverse effects in a timely manner and take appropriate measures.

(2)
During the transitional period of the Transfer Agreement, Taishan Power and Taifeng Renewable Energy warrant that, save for the normal operation of Taifeng Renewable Energy, they will not sign, alter, amend or terminate any agreements and transactions associated with Taifeng Renewable Energy, will not assume or incur liabilities which are not within the asset appraisal report, and will not transfer or waive any rights, or dispose of any assets of Taifeng Renewable Energy.

(3)	All profits and losses arising from the operation of Taifeng Renewable Energy during the transitional period shall be assumed and borne by Shandong Company.

Obligations on breach:
If Shandong Company fails to pay the due consideration in full within the time limit stipulated in the Transfer Agreement, Shandong Company shall pay Taishan Power a default amount at 0.05% on the total consideration for each day overdue. In addition to paying the default amount to Taishan Power, Taishan Power has the right to terminate the Transfer Agreement and demand Shandong Company to compensate the loss.

IV.	BASIC INFORMATION OF TAIFENG RENEWABLE ENERGY

Date of Establishment:	November 2016

Type of Enterprise:	Limited liability company (other)

Registered capital:	RMB200 million

Scope of business:
Investment, development, construction and management of photovoltaic power generation projects; crop planting and sales. (Projects that must be approved according to law and can only be operated after approval by the relevant departments)

Taifeng Renewable Energy, which was established with industrial and commercial registration on 6 November 2016, is a controlling subsidiary of Taishan Power. Currently, Taifeng Renewable Energy’s shareholding ratio is 82.23% held by Taishan Power, Shandong Taifeng Holdings Group Co., Ltd. holds 13.33%, and Tai’an Zhengye Environmental Protection Technology Co., Ltd. holds 4.44%. The Transaction has obtained written consents from Shandong Taifeng Holdings Group Co., Ltd. and Tai’an Zhengye Environmental Protection Technology Co., Ltd. and at the same time Shandong Taifeng Holdings Group Co., Ltd. and Tai’an Zhengye Environmental Protection Technology Co., Ltd. have waived their pre-emptive rights.

The subject of the Transaction is Taifeng Renewable Energy Interest owned by Taishan Power. Taishan Power guarantees that Taifeng Renewable Energy’s rights and interests are clear, free from any mortgage, pledge, right of retention, third-party rights or other rights that hinder the transfer of ownership. Moreover, Taifeng Renewable Energy Interest does not involve any disputes, litigation, arbitration or other judicial procedures.

After the completion of the Transaction, Taifeng Renewable Energy will become a controlling subsidiary of Shandong Company, and its financial information will be consolidated into the Company’s consolidated financial statements. There does not exist any guarantee on the part of the Company for Taifeng Renewable Energy, and entrusted financial management of Taifeng New Energy, nor has Taifeng Renewable Energy occupied the Company’s funds.

V.	FINANCIAL INFORMATION OF TAIFENG RENEWABLE ENERGY

Extract of the major financial information of Taifeng Renewable Energy, which was prepared in accordance with the PRC Generally Accepted Accounting Principles, is as follows:

Unit: RMB

	As at 31 December 2018 (Audited)	As at 31 December 2019 (Audited)
Total assets	1,026,493,909.74	949,221,257.56
Total liabilities	809,923,662.00	712,714,454.09
Net assets	216,570,247.74	236,506,803.47

	For the 12 months period ended 31 December 2018	For the 12 months period ended 31 December 2019
Operating revenue	87,275,216.47	94,902,991.27
Profit before income tax expense	16,109,953.51	8,732,325.50
Net profit	16,109,953.51	8,625,736.08

The unaudited financial information of Taifeng Renewable Energy as of 31 March 2020 is as follows: Taifeng Renewable Energy’s total assets are RMB928,295,716.43, total liabilities are RMB689,928,477.64, and the total owner’s equity is RMB238,367,238.79. From January to March 2020, Taifeng Renewable Energy's operating income was RMB18,391,315.56, total profit was RMB1,860,435.32, and net profit was RMB1,860,435.32.

VI.	ASSET VALUATION OF TAIFENG RENEWABLE ENERGY

(1)          Evaluation method and evaluation results

In accordance with the Asset Valuation Report Zhong Luen Ping Bao Zi (2019) No.1951 issued by China United Assets Appraisal Group Co., Ltd., which is qualified to practise securities and futures related businesses, with 30 September 2019 as the Valuation Benchmark Date, the detailed valuation approach and results of Taifeng Renewable Energy are as follows:

Unit: RMB Ten Thousand

Name of Company	Shareholding percentage	Book value of shareholders’ total equity	Applicable approach	Approach adopted	Appraised value of shareholders’ equity	Difference	Appreciation rate

Taifeng Renewable Energy	82.23%	23,739.16	Asset based approach and income approach	Income approach	27,778.20	4,039.04	17.01

According to the provisions of applicable laws, the above-mentioned asset valuation report has fulfilled the state-owned assets valuation filing procedures.

(2)	Valuation assumptions

(i)          General assumptions

1.	Assumption of the Transaction

The trading hypothesis is to assume that all assets to be evaluated are already in the process of trading, and the valuer evaluates the market based on the simulated market conditions of the assets to be evaluated. Assumption of the transaction is the most basic assumption for asset evaluation to be carried out.

2.	Assumption for Open Market

The open market assumption is the assumption that assets traded on the market, or assets to be traded on the market, are equal to each other in the asset transaction, and each has the opportunity and time to obtain sufficient market information in order to facilitate the function, use and make reasonable judgments about the transaction price. The open market assumption is based on the fact that assets can be bought and sold in the market.

3.	Assumption for Continuing Operation of Assets

The assumption for continuing operation of assets refers to the need to continue to use the assets under evaluation in accordance with the current use and usage mode, scale, frequency, environment, etc., or use them on the basis of changes, and determine the evaluation method, parameters and basis accordingly.

(ii)          Special assumptions

1.
This assumption assumes that the external economic environment remains unchanged on the Valuation Benchmark Date, and that the country’s current macroeconomic environment does not change significantly; there are no major changes in the socio-economic environment in which the enterprise is located, and the taxes and tax rates implemented.

2.
It is assumed that the complete electricity price of the project will be based in accordance with Huaneng Group’s “Shandong Xintai City Coal Mining Subsidence Area National Advanced Technology Photovoltaic Power Generation Demonstration Base 2016 Project – Bidding Documents – C Declaration of Electricity Price” (Evaluation code: PVP-SDXT/SDG-2016-01), Part 17, 26 September 2016 when Huaneng Group submitted to Xintai City People’s Government on the photovoltaic power generation demonstration project to declare the electricity price commitment letter to determine the project after the completion of the bid shall be at the settlement rate of RMB0.83/kWh (including tax), that is, the on-grid electricity price from 2017 to 2036 is RMB0.83/kWh (including tax), and from 2037 to 2042 is RMB0.3949/kWh (including tax), and all prices can be paid and obtained within a reasonable period of time.

3.
According to Guoshuifa [2009] No. 80 “Notice of the State Administration of Taxation on the Implementation of Enterprise Income Tax Preferential Issues for Public Infrastructure Projects Supported by the State”, Caishui [2014] No. 55 of the State Administration of Taxation on Preferential Corporate Income Tax Policies for Public Infrastructure Projects “Supplementary Notice to Issues” and “Measures for Dealing with Preferential Policies on Corporate Income Tax” (Announcement No. 23 of 2018), corporate income tax enjoys the preferential policies of “three exemptions and three halves”. The first phase of the Company’s photovoltaic power generation in September 2017, the project achieved the first tranche of the sales income, and enjoyed a three-year exemption period from 2017 to 2019, and from 2020 to 2022 onwards, they will enjoy a 50% reduction in corporate tax (tax rate 12.5%). This assessment hypothesis assumes that enterprises can enjoy relevant preferential income tax policies after the Valuation Benchmark Date.

4.
The management of the evaluation target will perform due diligence in the future operating period. It does not take into account future gains and losses that may result from changes in the main business conditions due to changes in management, business strategy, and business environment.

5.	Assume that the real estate property rights certificate related to the corporate’s photovoltaic land can be obtained according to the enterprise plan.

6.
In view of the frequent changes or large changes in the corporate’s monetary funds or its bank deposits during the production and operation process, the profit forecast of this report does not take into account the interest income generated by corporate deposits.

7.
Each assets under evaluation is based on the actual stock on the Valuation Benchmark Date, and the current market price of the relevant asset is based on the domestic effective price on the Valuation Benchmark Date.

8.	This assessment assumes that the basic information and financial information provided by the client and the assessed unit are true, accurate and complete.

9.
The scope of the evaluation is only based on the assessment declaration form provided by the principal and the assessed unit, without considering the contingent assets and contingent liabilities that may exist beyond the list provided by the principal and the assessed unit.

10.	The value of each parameter measured in this evaluation does not take into account the effect of inflation.

VII.	PRICING DETERMINATION OF THE TRANSACTION

Having agreed by all parties, Shandong Company (as the transferee of the equity interest) shall pay the consideration of the equity interest to the transferor in the sum of RMB228.42 million.

The consideration of the Transaction was determined based on the asset evaluation results of Taifeng Renewable Energy as of 30 September 2019, with the evaluation results using the income approach as the evaluation conclusions and the pricing basis of the Transaction. The Board (including the independent non-executive Directors) of the Company is of the view that according to the evaluation report and the description of the evaluation method provided by the evaluation institution, the analysis principle for evaluating the value, calculation model and expected income, profit period, discount rate and other important evaluations based on the evaluation institution, the selection of parameters and basis is correct, and the evaluation method and evaluation conclusion are reasonable.

VIII.	THE PURPOSE OF THE TRANSACTION AND ITS EFFECT ON THE COMPANY

The Transaction accords with the needs for Shandong Company to increase the proportion of clean energy and optimise its industrial structure. After the completion of the Transaction, Taifeng Renewable Energy will become a controlling subsidiary of Shandong Company, and its financial information will be consolidated into the Company’s consolidated financial statements. There does not exist any guarantee on the part of the Company for Taifeng Renewable Energy and entrusted financial management of Taifeng New Energy, nor has Taifeng Renewable Energy occupied the Company’s funds. The total assets of the target company of the Transaction accounted for approximately 0.22% of the Company, which will not impose any material impact on the operation and financial conditions of the Company.

IX.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

With respect to the Transaction, given the scale of the transaction amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Transaction also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the transaction amount exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule

14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement.

The Board of the Company has approved the resolution regarding the Transaction. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the board resolution relating to the Transaction. The resolution was voted by Directors who are not connected to the Transaction. The Directors (including independent non-executive Directors) are of the view that the Transfer Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

As disclosed in this announcement, the valuation of Taifeng Renewable Energy was prepared based on income approach (the “Profit Forecast of the Relevant Subsidiary”) and therefore constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. As such, the requirements under Rules 14A.68(7) and 14.62 of the Hong Kong Listing Rules are applicable.

Pursuant to Rule 14.62(2) of the Hong Kong Listing Rules, the Company engaged Ernst & Young (“Ernst & Young”) to report on the calculation of discounted future cash flows on the Profit Forecast of Relevant Subsidiary. Ernst & Young has reviewed the calculation of discounted future cash flows used in the assessment.

Ernest & Young reported to the Directors that in terms of the arithmetical accuracy of the calculation of the discounted future estimated cash flows on which the valuation is based, the discounted future estimated cash flows have been properly prepared in all significant aspects based on assumptions. Ernst & Young’s work has not reviewed and considered whether the discounted future estimated cash flows and the basis and assumptions on which the valuation is based are appropriate and effective. No work has been done on this, and it will not express any opinion on whether the basis and assumptions are appropriate and effective.

Also, in accordance with Rules 14.62(3) of the Hong Kong Listing Rules, the Company has engaged Fortune Financial Capital Limited (the “Financial Adviser”) to review the procedures undertaken by the Directors in preparing the forecast underlying the valuation prepared by the valuer of the Profit Forecast of the Relevant Subsidiary. The Financial Adviser is satisfied that the Profit Forecast of the Relevant Subsidiary has been made by the Board after due and careful enquiry.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the valuer of Shandong Power, China United Assets Appraisal Group Co., Ltd. is a third party independent of the Company and its connected persons.

The report from Ernest & Young for the purpose of Rule 14.62(2) of the Hong Kong Listing Rules on the Profit Forecast of the Relevant Subsidiary is set out in Appendix I of this announcement. The letter from the Financial Adviser for the purpose of Rule 14.62(3) of the Hong Kong Listing Rules on the Profit Forecast of Relevant Subsidiary is set out in Appendix II to this announcement.

The following are the qualifications of the experts who have given their opinion and advice included in this announcement.

Name	Qualification

Fortune Financial Capital Limited	A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

Ernest & Young	Certified Public Accountants in Hong Kong

To the best knowledge, information and belief of the Directors, as at the date of this announcement, each of the above mentioned experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the date of this announcement, each of the above mentioned experts did not have any direct or indirect interest in any assets which had been since 31 December 2019 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

Each of the experts mentioned above has given and has not withdrawn its consent to the publication of this announcement with inclusion of its letter, report or statement(s) and all references to its name and logo in the form and context in which it appears.

X.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong ListingRules;

“Directors”	the directors (including independent non-executive directors) of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng E&C”	Huaneng Energy & Communications Holdings Co., Ltd. “Huaneng Group”China Huaneng Group Co., Ltd.;
“PRC” or “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Shandong Company”	Huaneng Shandong Power Generation Limited; “Taishan Power”Huaneng Taishan Power Co., Ltd.;

“Taifeng Renewable Energy”	Huaneng Shandong Taifeng Renewable Energy Co., Ltd.;

“Taifeng Renewable Energy Interest”	the 82.23% equity interest in the registered capital of Taifeng Renewable Energy owned by Taishai Power;

“Transaction”	the acquisition of the Taifeng Renewable Energy Interest by Shandong Company from Taishai Power at consideration of RMB228.42 million pursuant to the terms and conditions of the Transfer Agreement;

“Transfer Agreement”	the Agreement for the Transfer of the Equity Interest of Huaneng Shandong Taifeng Renewable Energy Co., Ltd. signed between Shandong Company and Taishan Power on 29 June 2020; and

“Valuation Benchmark Date”	30 September 2019.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 June 2020

APPENDIX I

Ernst & Young 22/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	安永會計師事務所 香港中環添美道1號 中信大廈22樓	Tel 電 話 : +852 2846 9888 Fax 傳 真 : +852 2868 4432 ey.com

29 June 2020

The Directors
Huaneng Power International, Inc.
Huaneng Building
No.6 Fuxingmennei Street
Xicheng District, Beijing, China

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECAST IN CONNECTION WITH THE VALUATION OF EQUITY INTEREST IN HUANENG SHANDONG TAIFENG RENEWABLE ENERGY CO., LTD.

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecast (the “Forecast”) on which the valuation dated 18 November 2019 prepared by China United Assets Appraisal Group Co., Ltd. in respect of Huaneng Shandong Taifeng Renewable Energy Co., Ltd. (the “Target”) as at 30 September 2019 is based. The valuation is set out in the announcement of Huaneng Power International, Inc. (the “Company”) dated 29 June 2020 (the “Announcement”) in connection with the acquisition of the Target. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ responsibilities

The directors of the Company (the “Directors”) are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the “Assumptions”), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed “Valuation assumptions” of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of the Target. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Yours faithfully

Ernst & Young
Certified Public Accountants
Hong Kong

APPENDIX II

Financial Advisor to the Company

29 June 2020

The Board of Directors
Huaneng Power International, Inc.
Huaneng Building
No.6 Fuxingmennei Street
Xicheng District
Beijing, China

Dear Sir/Madam,
We refer to the valuation report (the “Valuation Report”) dated 18 November 2019 and prepared by China United Assets Appraisal Group Co., Ltd. (the “Valuer”) in relation to the valuation on Huaneng Shandong Taifeng Renewable Energy Co., Ltd. (華能山東泰豐新能源有限公司) as at 30 September 2019 (the “Valuation”). The Valuation was considered as part of consideration in the announcement expected to be issued on 29 June 2020 of Huaneng Power International, Inc. (the “Announcement”). Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

According to the Valuation Report, the Valuer considered the adoption of the income approach in arriving at the Valuation. Under the income approach, the Valuer adopted the discounted cash flow method. We note that the Valuation, which has been arrived based on discounted cash flow method, is regarded as profit forecast (the “Profit Forecast”) under Rule 14.61 of the Listing Rules.

We have discussed with the management of the Company and the Valuer regarding the bases and assumptions (the “Assumptions”) of the Valuation Report, and have reviewed the letter dated 29 June 2020 issued by Ernst & Young, the auditor of the Company. Ernst & Young is of the opinion that, so far as the arithmetical accuracy of the calculations of the discounted cash flow forecast is concerned, the discounted cash flow forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

On the basis of the foregoing and the calculations reviewed by Ernst & Young, we are of the opinion that the Profit Forecast underlying the Valuation, for which the Directors are jointly and severally responsible, has been made after due care and enquiry.

Yours faithfully,
For and on behalf of
Fortune Financial Capital Limited
Jiang Jun
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 30, 2020